UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

March 21, 2011
FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
Street address:
Calle 50 and Aquilino de la Guardia
Mailing address: P.O. Box 0819-08730
Panama City, Republic of Panama

March 18, 2011

Dear Common Shareholders:

You are cordially invited to attend the Annual Meeting of Shareholders (the “Annual Meeting”) of Banco Latinoamericano de Comercio Exterior, S.A. (hereinafter called the “Bank”) to be held at the Panama Marriott Hotel, Calle 52 and Ricardo Arias, Panama City, Republic of Panama, on Wednesday, April 20, 2011, at 10:00 a.m. (Panama time).

At the Annual Meeting, the holders of the shares of all classes of the Bank’s common stock will be asked to vote:

(1)	to approve the Bank’s audited financial statements for the fiscal year ended December 31, 2010 (Proposal 1);

(2)	to appoint Deloitte as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2011 (Proposal 2);

(3)
to elect three directors (two directors to represent the holders of the class A shares of the Bank’s common stock, and one director to represent the holders of the class E shares of the Bank’s common stock), each to serve a three-year term (Proposal 3);

(4)	to hold an advisory vote on executive compensation as disclosed in the attached Proxy Statement (Proposal 4);

(5)	to hold an advisory vote on whether an advisory vote on executive compensation should be held every one, two or three years (Proposal 5); and

(6)	to transact such other business as may properly come before the Annual Meeting or any postponements or adjournments thereof.

Proposals 1, 2, 3, 4 and 5 are more fully described in the attached Proxy Statement.  Also attached are a Notice of the Annual Meeting and a proxy card.  Copies of the Bank’s 2010 Annual Report which includes its financial statements for the fiscal year ended December 31, 2010, may be obtained by writing to Mr. Christopher Schech at the Bank, Calle 50 and Aquilino de la Guardia, P.O. Box 0819-08730, Panama City, Republic of Panama, or by visiting the Investor Relations section of the Bank’s website at http://www.bladex.com.

Important notice to beneficial shareholders of class E shares who hold their shares through a broker rather than directly in their own name:  If you hold your shares in a brokerage account, your shares will not be voted with respect to Proposals 3, 4 and 5 unless you give explicit instructions to your broker as to how you wish to vote.  Your shares also will not be counted in determining whether a quorum is present at the meeting for the purpose of electing directors unless you give explicit instructions to your broker.  Most of our outstanding shares are held in this manner, so it is important that you submit a vote.

To ensure that you are properly represented at the Annual Meeting as a shareholder, we ask that you please read and complete the enclosed materials promptly, and that you duly sign and date the proxy card with your vote.  Class E shareholders shall have the option to use the internet or telephone to vote their proxy in accordance with the instructions provided in their proxy cards.  Should you attend the Annual Meeting in person, you will be able to vote in person if you so desire, regardless of whether you sent a proxy card.

The Board of Directors of the Bank (the “Board”) requests that you vote FOR the proposals as set forth in the proxy card.  Your vote and support are important to the Bank.

On behalf of the Board, we thank you for your cooperation and continued support, and look forward to seeing you in Panama on Wednesday, April 20, 2011.

Sincerely,

Ricardo Manuel Arango
Secretary

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 20, 2011

NOTICE IS HEREBY GIVEN to all holders of the issued and outstanding shares of common stock of Banco Latinoamericano de Comercio Exterior, S.A., a Panamanian corporation (hereinafter called the “Bank”), as of the record date set forth below, that the 2011 Annual Meeting of Shareholders (such meeting, including any postponements or adjournments thereof, hereinafter referred to as the “Annual Meeting”) of the Bank will be held at the Panama Marriott Hotel, Calle 52 and Ricardo Arias, Panama City, Republic of Panama, at 10:00 a.m. (Panama time), on Wednesday, April 20, 2011.  The Annual Meeting will be held for the following purposes:

(1)	to approve the Bank’s audited financial statements for the fiscal year ended December 31, 2010 (Proposal 1);

(2)	to appoint Deloitte as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2011 (Proposal 2);

(3)
to elect three directors (two directors to represent the holders of the class A shares of the Bank’s common stock, and one director to represent the holders of the class E shares of the Bank’s common stock) to the Board of Directors of the Bank (the “Board”), each to serve a three-year term (Proposal 3);

(4)	to hold an advisory vote on executive compensation as disclosed in the attached Proxy Statement (Proposal 4);

(5)	to hold an advisory vote on whether an advisory vote on executive compensation should be held every one, two or three years (Proposal 5); and

(6)	to transact such other business as may properly come before the Annual Meeting.

The Board has fixed the close of business on March 16, 2011, as the record date for determining shareholders entitled to notice of, and to vote at, the Annual Meeting.  The presence (in person or by proxy) of holders representing at least one half (½) of the total issued and outstanding shares of all classes of the Bank’s common stock, plus one additional share of the Bank’s common stock, is necessary to constitute a quorum at the Annual Meeting.  In addition, the presence (in person or by proxy) of holders representing at least one half (½) of the issued and outstanding shares of each class of the Bank’s common stock electing directors at the Annual Meeting, plus one additional share of each such class, is necessary to constitute a quorum at the Annual Meeting for the purpose of electing such directors.  If a quorum is not present at the Annual Meeting scheduled to be held on Wednesday, April 20, 2011, at 10:00 a.m. (Panama time), then a second meeting will be held at 10:00 a.m. (Panama time) on Thursday, April 21, 2011, at the same location, with the shareholders present (in person or by proxy) at such second meeting.  At this second meeting, a quorum will be constituted by the shareholders present (in person or by proxy) at such meeting; and for the purpose of electing directors, a quorum at this second meeting will be constituted by the shareholders of each separate class of shares present (in person or by proxy) at such meeting.

Shareholders are requested to complete, date and sign the enclosed proxy card and return it promptly in the envelope provided, even if they expect to attend the Annual Meeting in person.  Class E shareholders shall have the option to use the internet or telephone to vote their proxy in accordance with the instructions provided in their proxy cards.  If shareholders attend the Annual Meeting, they may vote in person if they so desire, even if they have previously mailed their proxy cards.  The enclosed proxy card is being solicited by the Board.  Each Proposal and the mechanisms for voting, in person or by proxy, are more fully described in the attached Proxy Statement.
By Order of the Board of Directors,

Ricardo Manuel Arango
Secretary

March 18, 2011

IT IS IMPORTANT THAT ALL SHAREHOLDERS BE REPRESENTED (IN PERSON OR BY PROXY) AT THE ANNUAL MEETING.  PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY IN THE ENCLOSED ADDRESSED ENVELOPE, EVEN IF YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON.  CLASS E SHAREHOLDERS SHALL HAVE THE OPTION TO USE THE INTERNET OR TELEPHONE TO VOTE THEIR PROXY IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THEIR PROXY CARDS.

SHAREHOLDERS WHO ATTEND THE ANNUAL MEETING IN PERSON MAY REVOKE THEIR PROXIES AND VOTE IN PERSON IF THEY SO DESIRE.

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

PROXY STATEMENT
FOR THE 2011 ANNUAL MEETING
OF SHAREHOLDERS

TO BE HELD ON APRIL 20, 2011

This Proxy Statement is being furnished to holders of shares of common stock of Banco Latinoamericano de Comercio Exterior, S.A. (hereinafter called the “Bank”) in connection with the solicitation by the Board of Directors of the Bank (the “Board”) of proxies to be used at the 2011 annual meeting of shareholders (the “Annual Meeting”) to be held on Wednesday, April 20, 2011, at the Panama Marriott Hotel, Calle 52 and Ricardo Arias, Panama City, Republic of Panama, at 10:00 a.m. (Panama time), and at any postponements or adjournments thereof.  Unless the context otherwise requires, all references to the Annual Meeting in this Proxy Statement will mean the Annual Meeting and any postponements or adjournments thereof.

The Annual Meeting has been called for the following purposes:

(1)	to approve the Bank’s audited financial statements for the fiscal year ended December 31, 2010 (See Proposal 1);

(2)	to appoint Deloitte as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2011 (See Proposal 2);

(3)
to elect three directors (two directors to represent the holders of the class A shares of the Bank’s common stock, and one director to represent the holders of the class E shares of the Bank’s common stock) to the Board, each to serve a three-year term (See Proposal 3);

(4)	to hold an advisory vote on executive compensation as disclosed in the attached Proxy Statement (See Proposal 4);

(5)	to hold an advisory vote on whether an advisory vote on executive compensation should be held every one, two or three years (See Proposal 5); and

(6)	to transact such other business as may properly come before the Annual Meeting.

The Board recommends that all shareholders vote FOR each of Proposal 1 and Proposal 2.  With respect to Proposal 3, the Board recommends that (i) all holders of the class A shares vote FOR granting proxy holders the discretion to vote, in accordance with their best judgment, for any class A directors nominated at the Annual Meeting, and (ii) all holders of the class E shares vote FOR Mario Covo as director to represent the holders of the class E shares.  With respect to Proposal 4, the Board recommends that all shareholders vote FOR the approval, on an advisory basis, of the compensation of the Bank’s Named Executive Officers as disclosed in “Compensation of Executive Officers and Directors” and the related narrative disclosure.  With respect to Proposal 5, the Board recommends that all shareholders vote FOR the option of “every year” for future advisory votes on executive compensation.

This Proxy Statement is being mailed to shareholders entitled to vote at the Annual Meeting on or about March 18, 2011.  If the enclosed proxy card is properly executed and returned to the Bank in time to be voted at the Annual Meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon. Class E shareholders shall have the option to use the internet or telephone to vote their proxy in accordance with the instructions provided in their proxy cards.  The presence of a shareholder at the Annual Meeting will not automatically revoke that shareholder’s proxy.  Shareholders may, however, revoke a proxy at any time prior to its exercise by delivering to the Bank a duly executed proxy bearing a later date, by attending the Annual Meeting and voting in person, or by providing written notice of revocation to the Secretary of the Bank at Calle 50 and Aquilino de la Guardia, P.O. Box 0819-08730, Panama City, Republic of Panama.  Unless revoked or unless contrary instructions are given (either by vote in person or by subsequent proxy), if a proxy is duly signed, dated and returned, but has no indication of how the applicable shareholder wants to vote with respect to any of the proposals set forth in such proxy, then such proxy will be deemed to grant authorization to vote as follows:  (1) FOR Proposal 1 to approve the Bank’s audited financial statements for the fiscal year ended December 31, 2010; (2) FOR Proposal 2 to appoint Deloitte as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2011; (3) FOR Proposal 3 to elect two directors to represent the holders of the Class A shares in the proxy holders’ discretion, and to elect Mario Covo as director to represent the holders of the class E shares of the Bank’s common stock; (4) FOR Proposal 4 to approve, on an advisory basis, the compensation of the Bank’s Named Executive Officers as disclosed in “Compensation of Executive Officers and Directors” and the related narrative disclosure; (5) FOR Proposal 5 to select the option of “every year” for future advisory votes on executive compensation; and (6) in accordance with the best judgment of the proxy holders with respect to any other matters which may properly come before the Annual Meeting.

Any shareholder that shares an address with another shareholder may receive only one set of proxy materials unless that shareholder has provided contrary instructions.  If such a shareholder wishes to receive a separate set of proxy materials, the additional copy can be requested by contacting the Secretary of the Bank at Calle 50 and Aquilino de la Guardia, P.O. Box 0819-08730, Panama City, Republic of Panama.  A separate set of proxy materials will be sent promptly following receipt of the request.  If such a shareholder wishes to receive a separate set of proxy materials in the future, the request may be made at the same address provided above.

Solicitation

The cost of soliciting proxies will be borne by the Bank.  In addition to the solicitation of proxies by mail, the Bank, through its directors, officers and other employees, may solicit proxies in person or by telephone, fax or e-mail.  The Bank will also request persons, firms and corporations holding shares in their names or in the names of nominees, which are beneficially owned by others, to send the proxy material to, and obtain proxies from, such beneficial owners, and will reimburse such holders for their reasonable expenses in doing so.  The Bank may engage a proxy soliciting firm to assist in the solicitation of proxies.  The cost of the services provided by such firm is not expected to exceed approximately $8,500, plus out-of-pocket expenses.

Voting

The shares of the Bank that entitle the holders of such shares to vote at the Annual Meeting consist of the class A shares, class B shares, and class E shares, with each share entitling its owner to one vote per share at meetings of the shareholders of the Bank, except with respect to the election of directors.  For the election of directors, the votes of the holders of each class of shares of the Bank’s common stock will be counted separately as a class to elect the director(s) that represent such class.

The holders of each class of common stock have cumulative voting rights with respect to the election of directors, which means that the shareholders of each class have a number of votes equal to the number of shares of such class held by each shareholder, multiplied by the number of directors to be elected by such class.  A shareholder can cast all of its votes in favor of one candidate, or distribute them among the directors to be elected, as the shareholder may decide.  Shareholders also have cumulative voting rights in the election of directors who represent all classes of shares of the Bank’s common stock.

The record date for determination of shareholders entitled to notice of, and to vote at, the Annual Meeting has been fixed by the Board as of the close of business on March 16, 2011.  As of December 31, 2010, there were an aggregate of 36,710,540.09 shares of all classes of the Bank’s common stock issued and outstanding.  Set forth below are the number of shares of each class of the Bank’s common stock issued and outstanding as of December 31, 2010:

Class of Shares of Common Stock	Number of Shares Outstanding as of December 31, 2010
A	6,342,189.16
B	2,542,020.93
E	27,826,330.00
F	0.00
Total	36,710,540.09

As of December 31, 2010, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 7.4% of the total outstanding shares of voting capital stock of the Bank.

Outstanding Shares and Quorum

The following table sets forth information regarding the Bank’s shareholders that are the beneficial owners of 5% or more of any one class of the Bank’s voting stock, on December 31, 2010:

	At December 31, 2010
Class A	Number of Shares	% of Class	% of Total
Banco de la Nación Argentina 1	1,045,348.00	16.5	2.8
Bartolomé Mitre 326
1036 Buenos Aires, Argentina
Banco do Brasil 2	974,551.00	15.4	2.7
SBS Quadra 1 - Bloco A
CEP 70.0070-100
Brasilia, Brazil
Banco de Comercio Exterior de Colombia	488,547.00	7.7	1.3
Edif. Centro de Comercio Internacional
Calle 28 No.13A-15
Bogotá, Colombia
Banco de la Nación (Perú)	446,556.00	7.0	1.2
Ave. Republica de Panamá 3664
San Isidro, Lima, Perú
Banco Central del Paraguay	434,658.00	6.9	1.2
Federación Rusa y Sargento Marecos
Asunción, Paraguay
Banco Central del Ecuador	431,217.00	6.8	1.2
Ave. Amazonas entre Juan Pablo Sanz y
Atahualpa
Quito, Ecuador
Banco del Estado de Chile	323,412.75	5.1	0.9
Ave. Libertador Bernardo O'Higgins 1111
Santiago, Chile
Sub-Total shares of Class A Common Stock	4,144,289.75	65.3	11.3

Total shares of Class A Common Stock	6,342,189.16	100.0	17.3

Class B	Number of Shares	% of Class	% of Total
Banco de la Provincia de Buenos Aires	884,460.98	34.8	2.4
San Martin 137
C1004AAC Buenos Aires, Argentina
Banco de la Nación Argentina	295,944.50	11.6	0.8
Bartolomé Mitre 326
1036 Buenos Aires, Argentina
The Korea Exchange Bank	147,172.50	5.8	0.4
181, Euljiro 2GA
Jungu, Seoul, Korea
Sub-Total shares of Class B Common Stock	1,327,577.98	52.2	3.6

Total shares of Class B Common Stock	2,542,020.93	100.0	6.9

Class E 3	Number of Shares	% of Class	% of Total
Brandes Investment Partners, L.P.	2,732,294.00	9.8	7.4
11988 El Camino Real, Suite 500
San Diego, California 92130
LSV Asset Management	1,628,617.00	5.9	4.4
1 N. Wacker Drive, Suite 4000
Chicago, Illinois 60606
Sub-Total shares of Class E Common Stock	4,360,911.00	15.7	11.9

Total shares of Class E Common Stock	27,826,330.00	100.0	75.8

Class F	Number of Shares	% of Class	% of Total

Total shares of Class F Common Stock	0	0.0	0.0

Total shares of Common Stock	36,710,540.09		100.0

1 Does not include an aggregate of 11,294 class E shares corresponding to former Directors’ entitlements under the 2008 Stock Incentive Plan, that were issued to their employer, Banco de la Nación Argentina.
2 Does not include an aggregate of 12,492 class E shares corresponding to former Directors’ entitlements under the 2003 Restricted Stock Plan and the 2008 Stock Incentive Plan that were issued to their employer, Banco do Brasil.
3 Source:  Schedule 13G filing with the U.S. Securities and Exchange Commission dated December 31, 2010.

The presence (in person or by proxy) of the holders of at least one half (½) of the total issued and outstanding shares of all classes of the Bank’s common stock, plus one additional share of the Bank’s common stock, is necessary to constitute a quorum at the Annual Meeting.  The presence (in person or by proxy) of the holders of at least one half (½) of the issued and outstanding shares of each class of the Bank’s common stock electing directors at the Annual Meeting, plus one additional share of each such class, is necessary to constitute a quorum at the Annual Meeting for the purpose of electing such directors.  If a quorum is not present at the Annual Meeting on Wednesday, April 20, 2011, at 10:00 a.m. (Panama time), then a second meeting will be held at 10:00 a.m. (Panama time) on Thursday, April 21, 2011, at the same location, with the shareholders present (in person or by proxy) at such second meeting.  At this second meeting, a quorum will be constituted by the shareholders present (in person or by proxy) at such meeting; and for the purpose of electing directors, a quorum at this second meeting will be constituted by the shareholders of each separate class of shares present (in person or by proxy) at such meeting.

APPROVAL OF THE BANK’S
AUDITED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

(PROPOSAL 1)

The Bank’s audited financial statements for the fiscal year ended December 31, 2010, were prepared by the Bank in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”), and were audited by the Bank’s independent registered public accounting firm, Deloitte, who expressed an unqualified opinion, in accordance with U.S. Generally Accepted Auditing Standards.  At the Annual Meeting, the shareholders will vote to approve the Bank’s annual audited financial statements; however, the audited financial statements are not subject to change as a result of such vote.  As has been customary at prior annual meetings of the Bank’s shareholders, officers of the Bank will be available to answer any questions that may be posed by shareholders of the Bank attending the Annual Meeting regarding the Bank’s financial results.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR
THE APPROVAL OF THE BANK’S AUDITED FINANCIAL STATEMENTS FOR THE FISCAL
YEAR ENDED DECEMBER 31, 2010.

APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2011

(PROPOSAL 2)

The Board recommends that the shareholders appoint Deloitte as independent registered public accounting firm for the fiscal year ending December 31, 2011, as auditors of the Bank, to report on the Bank’s financial statements and to perform such other appropriate accounting services as may be required.  The Bank has been advised by Deloitte that neither that firm nor any of its affiliates has any relationship with the Bank or its subsidiaries, other than the relationship that typically exists between independent auditors and their clients.  Deloitte will have representatives present at the Annual Meeting who will have an opportunity to make a statement, if they so desire, and who will be available to respond to questions that may be posed by shareholders of the Bank attending the Annual Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR
THE APPOINTMENT OF DELOITTE AS THE INDEPENDENT REGISTERED  PUBLIC
ACCOUNTING FIRM OF THE BANK FOR THE FISCAL YEAR ENDING DECEMBER 31, 2011.

ELECTION OF DIRECTORS

(PROPOSAL 3)

The Board consists of ten directors in accordance with the Bank’s Articles of Incorporation.  Three directors are elected by the holders of the class A shares, five directors are elected by the holders of the class E shares, and two directors are elected by the holders of all classes of the Bank’s common stock. In the event the number of issued and outstanding class F shares is equal to or greater than 15% of the total issued and outstanding shares of all classes of the Bank’s common stock, the class F shareholders shall have the right to elect one director, and the total number of directors shall be increased from 10 to 11.  As of the record date, there are no issued or outstanding class F shares.

Except for the Bank’s Chief Executive Officer, Mr. Jaime Rivera, and for Mr. Guillermo Güémez García, all the members of the Board are independent under the terms defined by applicable laws and regulations, including rules promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), Section 303A of the rules of the New York Stock Exchange (the “NYSE”), and Agreement No. 04-2001 of the Superintendency of Banks of the Republic of Panama (“Superintendency”).  Information regarding the independence determination of directors is included on the Bank’s website at http://www.bladex.com/Investors Center/Corporate Governance.

Members of the Board are elected at annual meetings of shareholders of the Bank, and each director serves a term of three years.  Directors can be re-elected multiple times. In the election of members of the Board representing a class of shares of the Bank’s common stock, the votes of the holders of such class of shares are counted separately as a class.

The holders of each class of common stock have cumulative voting rights with respect to the election of directors representing such class.  This means that a shareholder of each class has a number of votes equal to the number of shares of such class held by the shareholder multiplied by the number of directors to be elected by such class, and the shareholder can cast all of the votes in favor of one candidate or distribute them among all of the directors to be elected, or among two or more of them, as the shareholder may decide.  Shareholders also have cumulative voting rights in the election of directors who represent all classes of shares of the Bank’s common stock.

At the Annual Meeting, common shareholders will be asked to elect three directors (two directors to represent the holders of the class A shares of the Bank’s common stock, and one director to represent the holders of the class E shares of the Bank’s common stock) to the Board, each to serve a three-year term.  The votes of the holders of each of the class A shares and the class E shares will be counted separately as a class for the purpose of electing the director to represent the holders of the class A and class E shares, respectively.  Each elected director will serve a three-year term.  Qualified candidates for the directorship representing the holders of the class A shares will be nominated at the Annual Meeting by the holders of such class A shares.  The Board has nominated Mario Covo to represent the holders of the class E shares of the Bank’s common stock.

One Director Nominated for election to Represent Holders of Class A Shares

In a letter dated November 30, 2010, Banco de Mexico, a holder of class A shares, nominated Manuel Sánchez González for election as a director to represent the holders of the class A shares of the Bank’s common stock, and requested that the nomination be included in this Proxy Statement.

Manuel Sánchez González has served as Deputy Governor of Banco de Mexico since 2009.  He was Director of Investment of Valanza Mexico, a capital risk unit of BBVA.  He was employed by Grupo Financiero BBVA Bancomer (formerly Grupo Financiero Bancomer) in 1993 as Director of Financial Analysis and Investor Relations.  Dr. Sánchez was Director of Planning and Finance of the Banking Services Division of Grupo Financiero BBVA Bancomer from 1995 to 1997 and was Corporate Director of Economic Studies from 1997 to 2004.  Prior to that, he was General Director of the Analysis and Investigation Center of Instituto Autónomo de México (ITAM).  Dr. Sánchez was professor of economics at ITAM and at various local and foreign universities, including Boston College and the University of Chicago.  He is the author of several articles for books and specialized magazines.  He was coordinator and editor of Procesos de Privatización en América Latina, with the participation of investigation centers of Chile, Mexico, Colombia and Argentina.  Dr. Sánchez is the author of Economía Mexicana para Desencantados, published in 2006.  He also wrote essays for different newspapers and a column for Reforma.  Dr. Sánchez was advisor and consultant for various companies and international organizations, including the International Monetary Fund, the World Bank and the International Development Bank.  Prior to that, he was chief economist for Grupo Vitro and an economist for Grupo Industrial Alfa, in Monterrey, Mexico.  Dr. Sánchez has a bachelor degree in economics from ITAM and Estudios Superiores from Universidad de Monterrey, a master of science degree from the University of Missouri and master and doctorate degrees in economics from the University of Chicago.  In 1980 he was honored with an excellence award for his master thesis from the American Agricultural Economic Association.

As of the date of this Proxy Statement, Banco de Mexico’s nomination of Dr. Sánchez is the only formal nomination received by the Bank, for the directorships to represent the holders of the class A shares.  However, other qualified candidates for the directorships representing the holders of the class A shares may be nominated at the Annual Meeting by the holders of such class A shares.

One Director Nominated for Re-election to Represent Holders of Class E Shares

With the recommendation of the Bank’s Nomination and Compensation Committee, the Board has nominated Mario Covo for re-election as director to represent the holders of the class E shares of the Bank’s common stock.

Mario Covo has served as Director of our Board since 1999 and Director of Bladex Asset Management Inc. (“Bladex Asset Management”) since 2008.  Dr. Covo is the Managing Partner of Helios Advisors in New York.  He was a founding partner of Finaccess International, Inc. in 2000 and of Columbus Advisors in 1995.  Dr. Covo worked at Merrill Lynch from 1989 to 1995, where he was Head of Emerging Markets-Capital Markets. Prior to working for Merrill Lynch, Dr. Covo worked at Bankers Trust Company of New York from 1985 to 1989 as Vice President in the Latin American Merchant Banking Group, focusing on corporate finance and debt-for-equity swaps. Prior to that Dr. Covo was an International Economist for Chase Econometrics from 1984 to 1985, focusing primarily on Venezuela and Colombia.  Dr. Covo’s qualifications to serve on the Board include his extensive background and experience in the financial services industry, and his exposure to the markets where the Bank operates.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF
CLASS E SHARES VOTE FOR THE RE-ELECTION OF MARIO COVO AS A CLASS E
DIRECTOR OF THE BANK’S COMMON STOCK.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

(PROPOSAL 4)

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Bank is providing shareholders with an advisory (non-binding) vote on compensation programs for the Bank’s executive officers (sometimes referred to as “say on pay”).  Accordingly, you may vote on the following resolution at the 2011 annual meeting:

“Resolved, that the shareholders approve, on an advisory basis, the compensation of the Bank’s executive officers as disclosed in the “Compensation of Executive Officers and Directors” and the related narrative disclosure in this Proxy Statement.”

This vote is nonbinding.  The Board and the Nomination and Compensation Committee, which is comprised of independent directors, expects to take into account the outcome of the vote when considering future executive compensation decisions to the extent they can determine the cause or causes of any significant negative voting results.

As described in detail under “Compensation of Executive Officers and Directors,” the Bank’s compensation programs are designed to attract, motivate and retain highly qualified executive officers who are able to achieve corporate objectives and create stockholder value.  Equity compensation in the form of stock options and restricted stock units that are subject to further time-based vesting is a significant component of executive compensation.  We believe that our compensation programs, with their balance of short-term incentives (including cash bonus awards) and long-term incentives (including equity awards that vest over four years) reward sustained performance that is aligned with long-term shareholder interests.  Shareholders are encouraged to read “Compensation of Executive Officers and Directors” and the related narrative disclosure.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE
APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED
EXECUTIVE OFFICERS AS DISCLOSED IN “COMPENSATION OF EXECUTIVE OFFICERS AND
DIRECTORS” AND THE RELATED NARRATIVE DISCLOSURE.

ADVISORY VOTE ON THE FREQUENCY OF AN ADVISORY VOTE ON EXECUTIVE
COMPENSATION

(PROPOSAL 5)

In addition to providing shareholders with the opportunity to cast an advisory vote on executive compensation, the Bank this year is providing shareholders with an advisory vote on whether the advisory vote on executive compensation should be held every one, two or three years.

The Board believes that  an advisory vote on executive compensation that occurs every year is an appropriate frequency  for conducting and responding to a “say on pay” vote.

Although the Board recommends a “say-on-pay” vote every year, shareholders will have  the opportunity to choose among four options (holding the vote every one, two or three years, or abstaining) and, therefore, shareholders will not be voting to approve or disapprove the Board’s recommendation.

Although this advisory vote on the frequency of the “say on pay” vote is nonbinding, the Board and the Nomination and Compensation Committee will take into account the outcome of the vote when considering the frequency of future advisory votes on executive compensation.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE
OPTION OF “EVERY YEAR” FOR FUTURE ADVISORY VOTES ON EXECUTIVE
COMPENSATION.

INFORMATION AS TO THE BOARD, COMMITTEES,
NON-EXECUTIVE OFFICERS OF THE BOARD, ADVISORY COUNCIL AND EXECUTIVE
OFFICERS OF THE BANK

Information as to Directors

The following table sets forth certain information concerning the directors whose terms do not expire in 2011 and who will continue to serve as directors following the Annual Meeting, including information with respect to each person’s current position with the Bank and other institutions, country of citizenship, the year that each director’s term expires, and their age.

Name	Country of Citizenship	Position Held With the Bank	Term Expires	Age
CLASS A
João Carlos de Nobrega Pecego	Brazil	Director	2013	47
Regional General Manager - Head of Latin America
Banco do Brasil
Brazil

CLASS E
Will C. Wood	U.S.A.	Director	2012	71
Principal
Kentwood Associates
U.S.A.

Herminio Blanco	Mexico	Director	2013	60
Chief Executive Officer
Soluciones Estratégicas Consultoría
Mexico

Maria da Graça França	Brazil	Director	2013	62
Brazil

William D. Hayes	U.S.A.	Director	2013	67
President
Whaleco, Inc.
U.S.A.

ALL CLASSES
Gonzalo Menéndez Duque	Chile	Director	2012	62
Director
Banco de Chile
Chile

Jaime Rivera	Guatemala	Director	2012	57
Chief Executive Officer
Banco Latinoamericano de Comercio Exterior, S.A.
Panama

João Carlos de Nobrega Pecego has served as Director of our Board since 2010.  Mr. Pecego has served as Regional General Manager – Head of Latin America of Banco do Brasil based in Argentina since 2009.  He has been employed by Banco do Brasil in various capacities since 1978, holding the positions of Executive Regional Manager of the South Region of Brazil (Rio Grande do Sul, Santa Catarina and Parana) from 2006 to 2009, Executive Manager responsible for Corporate and Project Finance from 2003 to 2006, Executive Manager of the Corporate Area of Banco do Brasil in Sao Paulo from 2000 to 2003, Regional Superintendent of the Sao Paulo Unit from 1995 to 2000, General Manager of the main agencies of Banco do Brasil in Sao Paulo from 1990 to 1995, and in various other capacities from 1978 to 1990.  Mr. Pecego’s professional experience related to the banking industry qualifies  him to serve on the Board.

Will C. Wood has served as Director of our Board since 1999.  Mr. Wood has served as the founding principal of Kentwood Associates of Menlo Park, California since 1993. He is a trustee of Dodge & Cox mutual funds.  He was employed by Wells Fargo in the International Banking Group and served as an Executive Vice President from 1986 to 1989. While at Wells Fargo, Mr. Wood was also a Director of the Bankers’ Association for Foreign Trade and PEFCO, a privately owned export finance company. He was employed by Crocker Bank and served as Executive Vice President in charge of the International Division and Manager of the Latin America Area from 1975 to 1986. Mr. Wood previously worked for Citibank in La Paz, Bolivia, Lima, Peru and Rio de Janeiro and Sao Paulo, Brazil, and began his career with Citibank’s Overseas Division in New York in 1964.  Mr. Wood’s qualifications to serve on the Board include his professional experience in the financial services industry, international banking, and foreign trade.

Herminio A. Blanco has served as Director of our Board since 2004.  Mr. Blanco is the founder and since 2002 has served as Chief Executive Officer of Soluciones Estratégicas Consultoría, Mexico City, and is a founding partner and since 2005 has served as Chairman of IQOM. He has been a member of the Advisory Board of SSA Mexico since 2008. Mr. Blanco has served as a board member of Banco Mercantil del Norte-Banorte and CYDSA since 2006, the United States Chamber of Commerce Foundation since 2005 and Arcelor Mittal Steel U.S. since 2004. He has been a member of the International Advisory Committee of Mitsubishi Corporation and the Trilateral Commission since 2000. He was a senior member of the economic cabinet for President Ernesto Zedillo and the Secretary of Trade and Industry of Mexico from 1994 to 2000. He was Undersecretary for International Trade and Negotiations of the Ministry of Trade and Industry of Mexico from 1993 to 1994 and from 1988 to 1990, and was Mexico’s Chief Negotiator of the North American Free Trade Agreement (NAFTA) from 1990 to 1993. Mr. Blanco was one of the three members of the Council of Economic Advisors to the President of Mexico from 1985 to 1988. He was responsible for the negotiation of the Mexico-European Union free trade agreement and various other free trade agreements with Latin American countries and with Israel. Mr. Blanco also contributed to the launching of negotiations for a free trade agreement with Japan. He was Assistant Professor of Economics at Rice University, Houston, Texas from 1980 to 1985. Mr. Blanco was senior advisor to the Finance Minister of Mexico from 1978 to 1980.  Mr. Blanco’s extensive experience and background in foreign trade and his academic and consultant skills are among the qualifications he possesses to serve on the Board.

Maria da Graça França has served as Director of our Board since 2004. Ms. Graça França served as Director of Internal Control of Banco do Brasil from 2006 to 2007. She also served in various other capacities during her tenure with Banco do Brasil, starting in 1971, including Head of North America and General Manager of Banco do Brasil, New York Branch from 2004 to 2005, Executive General Manager of the International Division in Brasilia, Brazil from 2002 to 2003, Regional Manager for the operations of the Bank in South America based in Argentina in 2002, General Manager of Banco do Brasil, Paris Branch from 1999 to 2002, Deputy General Manager of Banco do Brasil, Miami Branch from 1993 to 1999, General Manager of the department responsible for Banco do Brasil’s foreign network from 1992 to 1993, Deputy General Manager for foreign exchange from 1989 to 1992, Assistant Manager within the Risk Management Area from 1988 to 1989, Assistant Manager for foreign exchange internal controls from 1984 to 1987 and employee in the Foreign Exchange Department from 1971 to 1984.  Ms. Graça França’s qualifications to serve on the Board include her experience managing operations and internal controls in international banking.

William Dick Hayes has served as Director of our Board since 2004 and has served as a Director of Bladex Asset Management since 2008.  Mr. Hayes has served as President of Whaleco, Inc., New York, Managing Director of MacGregor Design Development, LLC, Connecticut and since 1999, as Chairman and charter member of the Board of Directors and the Investment Committee of Tricon Forfaiting Fund Limited, Bermuda.  He served as Managing Director-Emerging Markets and in various other capacities for West Merchant Bank and Chartered WestLB from 1987 to 1999. Mr. Hayes served as Senior Vice President- Trading for Libra Bank Limited, New York Agency from 1986 to 1987, Principal of W.D. Hayes and Associates, California from 1984 to 1986, and in various capacities for Wells Fargo Bank, N.A., San Francisco, California from 1969 to 1984.  Mr. Hayes’ qualifications to serve on the Board include his background in the financial services industry, experience in emerging markets, and exposure to international capital markets.

Gonzalo Menéndez Duque has served as Director of our Board since 1990.  Mr. Menéndez Duque is a senior director of the Luksic companies in Chile and serves as Director of the following Luksic group holding companies:  Banco de Chile since 2001, Aguas de Antofagasta S.A. since 2004, Andsberg Investment Ltd. since 2007, Andsberg Ltd. since 2007, Antofagasta Group since 1997, Antofagasta PLC since 1985, Banchile Factoring S.A. since 2010, Holdings Quiñenco since 1996, Minera el Tesoro since 2006, Minera Los Pelambres since 2004, Minera Michilla S.A. since 1996, and Socofin S.A. since 2010.  In addition, he has served as President of Inversiones Vita since 2000, a Luksic group company.  He also serves as Vice Chairman of Fundación Andrónico Luksic A. and Fundación Pascual Baburizza since 2005.  Previously, Mr. Menéndez Duque served as Director and President of several companies related to Grupo Luksic since 1985, including the following:  Banco de A. Edwards and related companies, Banco Santiago, Empresas Lucchetti, S.A., Banco O’Higgins, Banchile Corredores de Bolsa S.A. and Banchile Administradora General de Fondos.  Mr. Menéndez Duque’s skills, leadership and managerial experience in large complex organizations of various industries which are subject to extensive regulations, and his experience as a board member in different companies, qualify him to serve  on the Board.

Jaime Rivera has served as a Director of the Bank since 2004, when he was appointed Chief Executive Officer.  He joined the Bank in 2002 as Chief Operating Officer.  Previously, Mr. Rivera served in various capacities for Bank of America Corporation, including positions in the U.S. as Managing Director of the Latin America Financial Institutions Group and the Latin America Corporate Finance team and on-site as General Manager in Brazil, Argentina, Uruguay and Guatemala, Marketing Manager in Chile, and as Manager of Latin America Information Systems in Venezuela.  He has held Board positions with the Council of the Americas, the Florida International Bankers’ Association, and the Latin American Agribusiness Development Corporation. Mr. Rivera is a member of the International Advisory Committee (IAC) to the Board of Directors of the NYSE Euronext.  He has an MBA degree from Cornell University, a Master of Science degree from Northwestern University, and a Bachelor of Science degree from Northrop University.   Mr. Rivera’s solid academic background and his previous international banking experience throughout Latin America have provided him with the business skills, leadership and managerial abilities that qualify him  to serve on the Board.

Information as to Non-Executive Officers of the Board (Dignatarios)

The following table sets forth the names, countries of citizenship and ages of the Board’s non-executive officers (dignatarios) and their current office or position with other institutions.  Dignatarios are elected annually by the members of the Board.  Dignatarios attend meetings of the Board, participate in discussions and offer advice and counsel to the Board, but do not have the power to vote (unless they also are directors of the Bank).

Name	Country of Citizenship	Position held by Dignatario with the Bank	Age
Gonzalo Menéndez Duque Director Banco de Chile, Chile	Chile	Chairman of the Board	62

Maria da Graça França	Brazil	Treasurer	62

Ricardo Manuel Arango Partner Arias, Fábrega & Fábrega	Panama	Secretary	50

Board Leadership Structure

The Bank currently separates the positions of Chief Executive Officer and Chairman of the Board.  Jaime Rivera has served as Chief Executive Officer of the Bank since 2004 and Gonzalo Menéndez Duque has served as Chairman of the Board since 2002.  Mr. Menéndez Duque serves as the Bank’s lead outside or independent director, and he is an independent director under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the rules of the NYSE, and Agreement No. 04-2001 of the Superintendency.  Mr. Menéndez Duque is also a “financial expert,” as defined in the rules enacted by the SEC under the Sarbanes-Oxley Act.  Although the Board does not have a formal policy with respect to its leadership structure, the Bank believes that separating the positions of Chief Executive Officer and Chairman of the Board serves as an effective link between the role of the Bank’s management in identifying, assessing and managing risks and the Board’s role of risk oversight.

Meetings of the Board and Committees

The Board conducts its business through meetings of the Board and through its committees.  During the fiscal year ended December 31, 2010, the Board held eleven meetings.  Each director attended an average of 96% of the total number of Board meetings held during the fiscal year ended December 31, 2010.  All directors except one attended the prior year’s annual meeting.

The following table sets forth the five committees established by the Board, the current number of members of each committee and the total number of meetings held by each committee during the fiscal year ended December 31, 2010:

Committee	Number of members	Total number of meetings held
Audit and Compliance Committee	4	7
Credit Policy and Risk Assessment Committee	5	5
Assets and Liabilities Committee	5	7
Business Committee	5	6
Nomination and Compensation Committee	4	10

Audit and Compliance Committee

The Audit and Compliance Committee is a standing committee of the Board.  According to its Charter, the Audit and Compliance Committee must be comprised of at least three directors.  The current members of the Audit and Compliance Committee are Will C. Wood (Chairman), Gonzalo Menéndez Duque, Esteban Alejandro Acerbo and Maria da Graça França.

The Board has determined that all members of the Audit and Compliance Committee are independent directors under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the rules of the NYSE, and Agreement No. 04-2001 of the Superintendency.  In addition, at least one of the members of the Audit and Compliance Committee is a “financial expert,” as defined in the rules enacted by the SEC under the Sarbanes-Oxley Act. The Audit and Compliance Committee’s financial expert is Gonzalo Menéndez Duque.

The purpose of the Audit and Compliance Committee is to provide assistance to the Board in fulfilling its oversight responsibilities regarding the processing of the Bank’s financial information, the integrity of the Bank’s financial statements, the Bank’s system of internal controls over financial reporting, the performance of both the internal audit and the independent registered public accounting firm, the Bank’s corporate governance, compliance with legal and regulatory requirements and the Bank’s Code of Ethics.  The Audit and Compliance Committee meets with each of the internal and independent auditors, and Bank’s management to discuss the Bank’s audited consolidated financial statements and management’s discussion and analysis (“MD&A”).

The Audit and Compliance Committee meets at least six times a year, as required by the Superintendency, or more often if the circumstances so require.  During the fiscal year ended December 31, 2010, the committee met seven times.

The Audit and Compliance Committee, in its capacity as a committee of the Board, is directly responsible for the final approval of its recommendation to the shareholders for the renewal or replacement of the Bank’s independent auditors at the Annual Shareholders’ Meeting, the compensation of the independent auditors (including the pre-approval of all audit and non-audit services) and oversight of the independent auditors, including the resolution of disagreements regarding financial reporting between the Bank’s management and the independent auditors. The Bank’s independent auditors are required to report directly to the committee.

The Charter of the Audit and Compliance Committee requires an annual self-evaluation of the committee’s performance.

The Audit and Compliance Committee pre-approved all audit and non-audit services.

The following table summarizes the fees paid or accrued by the Bank for audit and other services provided by Deloitte, the Bank’s independent registered public accounting firm, for each of the last two fiscal years:

	2010	2009
Audit Fees	$595,000	$565,000
Audit-Related Fees	$277,000	$93,500
Tax Fees	—	—
All Other Fees	—	—
Total	$872,000	$658,500

The Audit and Compliance Committee’s Charter may be found on the Bank’s website at http://www.bladex.com.

Credit Policy and Risk Assessment Committee

The Credit Policy and Risk Assessment Committee is a standing committee of the Board.  The Board has determined that, except for Guillermo Güémez García, all members of the Credit Policy and Risk Assessment Committee are independent.  The current members of the Credit Policy and Risk Assessment Committee are Guillermo Güémez García (Chairman), Gonzalo Menéndez Duque, Herminio Blanco, Mario Covo and  João Carlos de Nobrega Pecego.

The Credit Policy and Risk Assessment Committee is responsible for reviewing and recommending to the Board all credit policies and procedures related to the management of the Bank’s risks.  The committee also reviews the quality and profile of the Bank’s credit facilities and the risk levels that the Bank is willing to assume.  The committee’s responsibilities also include, among other things, the review of operational and legal risks, the presentation for Board approval of country limits and limits exceeding delegated authority, and the approval of exemptions to credit policies.

The Credit Policy and Risk Assessment Committee performs its duties through the review of periodic reports from Risk Management, and by way of its interaction with the Chief Risk Officer and other members of the Bank’s management.  The committee meets at least four times per year.  During the fiscal period ended December 31, 2010, the committee held five meetings.

The Credit Policy and Risk Assessment Committee Charter may be found on the Bank’s website at http://www.bladex.com.

Assets and Liabilities Committee

The Assets and Liabilities Committee is a standing committee of the Board.  The Board has determined that except for Guillermo Güémez García, all members of the Assets and Liabilities Committee are independent directors. The current members of the Assets and Liabilities Committee are Mario Covo (Chairman), Herminio Blanco, Guillermo Güémez García, William Dick Hayes and  João Carlos de Nobrega Pecego.

The Assets and Liabilities Committee is responsible for reviewing and recommending to the Board all policies and procedures related to the Bank’s management of assets and liabilities to meet profitability, liquidity, and market risk control objectives.  As part of its responsibilities, the committee reviews and recommends to the Board, among other things, policies related to the Bank’s funding, interest rate and liquidity gaps, liquidity investments, securities investments, derivative positions, funding strategies, and market risk.

The Assets and Liabilities Committee carries out its duties by reviewing periodic reports that it receives from the Bank’s management, and by way of its interaction with the Executive Vice President-Senior Managing Director, Treasury & Capital Markets and other members of the Bank’s management. The committee meets at least four times per year.  During the fiscal year ended December 31, 2010, the committee held seven meetings.

The Assets and Liabilities Committee Charter may be found on the Bank’s website at http:// www.bladex.com.

Business Committee

The Business Committee is a standing committee of the Board and was established in February 2008.  The Board has determined that all members of the Business Committee are independent directors. The current members of the Business Committee are William Dick Hayes (Chairman), Gonzalo Menéndez Duque, Herminio Blanco, Mario Covo and João Carlos de Nobrega Pecego.

The Business Committee’s primary responsibility is to support the Bank’s management with business ideas and strategies and to provide follow-up on the business directives of the Board. The committee’s main objective will always be to improve the Bank’s efficiency in the management of the Bank’s various business units.

The Business Committee meets at least four times per year. During the fiscal year ended December 31, 2010, the committee held six meetings.

Nomination and Compensation Committee

The Nomination and Compensation Committee is a standing committee of the Board.  No member of the Nomination and Compensation Committee can be an employee of the Bank.  The Board has determined that all members of the Nomination and Compensation Committee are independent under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the rules of the NYSE, and Agreement No. 04-2001 of the Superintendency of Banks.  The current members of the Nomination and Compensation Committee are Maria da Graça França (Chairman), Esteban Alejandro Acerbo, William Dick Hayes and Will C. Wood.

The Nomination and Compensation Committee meets at least five times per year. During the fiscal year ended December 31, 2010, the committee held ten meetings.

The Nomination and Compensation Committee’s primary responsibilities are to assist the Board by identifying candidates to become Board members and recommending nominees for the annual meetings of shareholders; by making recommendations to the Board concerning candidates for Chief Executive Officer and other executive officers and counseling on succession planning for executive officers; by recommending compensation for Board members and committee members, including cash and equity compensation; by recommending compensation for executive officers and employees of the Bank, including cash and equity compensation, policies for senior management and employee benefit programs and plans; by reviewing and recommending changes to the Bank’s Code of Ethics; and by advising executive officers on issues related to the Bank’s personnel.

The Nomination and Compensation Committee will consider qualified director candidates recommended by shareholders.  All director candidates will be evaluated in the same manner regardless of how they are recommended, including recommendations by shareholders.  For the current director nominees, the committee considers candidate qualifications and other factors, including, but not limited to, diversity in background and experience, industry knowledge, educational level and the needs of the Bank.  Shareholders can mail any recommendations and an explanation of the qualifications of the candidates to the Secretary of the Bank at Calle 50 and Aquilino de la Guardia, P.O. Box 0819-08730, Panama City, Republic of Panama.

Although the  Bank does not have a formal policy or specific guidelines for the consideration of diversity by the Nomination and Compensation Committee in indentifying nominees for director, diversity is one of the factors the Nomination and Compensation Committee considers. The Nomination and Compensation Committee generally views and values diversity from the perspective of professional and life experiences, and recognizes that diversity in professional and life experiences may include considerations of gender, race, national origin or other characteristics, in identifying individuals who possess the qualifications that the Committee believes are important to be represented on the Board. The current composition of the Bank’s Board of Directors, where out of a total of ten (10) members six (6) different nationalities are represented, reflects the importance given to diversity by the Nomination and Compensation Committee.

The Charter of the Nomination and Compensation Committee requires an annual self-evaluation of the committee’s performance.

The Nomination and Compensation Committee Charter may be found on the Bank’s website at http://www.bladex.com.

Mr. Jaime Rivera is the only executive officer that serves as a member of the Board.  None of the Bank’s executive officers serve as a director or a member of the Nomination and Compensation Committee, or any other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the Board or the Nomination and Compensation Committee. None of the members of the Nomination and Compensation Committee has ever been an employee of the Bank.

Advisory Council

The Advisory Council was created by the Board in April 2000 pursuant to the powers granted to the Board under the Bank’s Articles of Incorporation.  The duties of Advisory Council members consist primarily of providing advice to the Board with respect to the business of the Bank in their areas of expertise.  Each member of the Advisory Council receives $5,000 for each Advisory Council meeting attended. The aggregate amount of fees for services rendered by the Advisory Council during 2010 amounted to $15,000.  During the fiscal year ended December 31, 2010, the Advisory Council met once.  The Advisory Council meets when convened by the Board.

The following table sets forth the names, positions, countries of citizenship and ages of the members of the Advisory Council of the Bank.

Name	Position	Country of Citizenship	Age

Roberto Feletti	Secretary of Economy	Argentina	52
	Ministry of Economy and Public Finance

Roberto Teixeira da Costa	Board Member	Brazil	76
	Sul America, S.A.

Carlos Martabit	General Manager, Finance Division	Chile	57
	BancoEstado

Santiago Perdomo	President	Colombia	53
	Banco Colpatria, Red Multibanca Colpatria

Alberto Motta Jr	President	Panama	64
	Inversiones Bahia Ltd.

Enrique Cornejo	Minister	Peru	54
	Ministry of Transportation and Communications

Executive Officers

Set forth below are the executive officers of the Bank.

Name	Position	Country of Citizenship	Age

Jaime Rivera	Chief Executive Officer	Guatemala	57

Rubens V. Amaral Jr	Executive Vice President,	Brazil	51
	Chief Commercial Officer

Gregory D. Testerman	Executive Vice President,	United States	48
	Senior Managing Director,
	Treasury & Capital Markets

Miguel Moreno	Executive Vice President,	Colombia	57
	Chief Operating Officer

Miguel A. Kerbes	Senior Vice President,	Uruguay	51
	Chief Risk Officer

Christopher Schech	Senior Vice President,	Germany	46
	Chief Financial Officer

Gustavo Díaz	Senior Vice President,	Colombia	48
	Controller

Manuel Mejía-Aoun	Chief Investment Officer	Panama	52
	Bladex Asset Management Inc.

Jaime Rivera has served as a Director of the Bank since 2004, when he was appointed Chief Executive Officer.  He joined the Bank in 2002 as Chief Operating Officer.  Previously, Mr. Rivera served in various capacities for Bank of America Corporation, including positions in the U.S. as Managing Director of the Latin America Financial Institutions Group and the Latin America Corporate Finance team and on-site as General Manager in Brazil, Argentina, Uruguay and Guatemala, Marketing Manager in Chile, and as Manager of Latin America Information Systems in Venezuela.  He has held board positions with the Council of the Americas, the Florida International Bankers’ Association, and the Latin American Agribusiness Development Corporation.  Mr. Rivera is a member of the International Advisory Committee (IAC) to the Board of Directors of the NYSE Euronext.  He has an MBA degree from Cornell University, a Master of Science degree from Northwestern University, and a Bachelor of Science degree from Northrop University.

Rubens V. Amaral Jr. has served as Executive Vice President, Chief Commercial Officer of the Bank since March 2004.  He previously served as General Manager and Managing Director for North America of Banco do Brasil, New York Branch, since 2000.  Mr. Amaral served in various capacities with Banco do Brasil since 1975, holding the positions of Managing Director of the International Division and alternate member of the board of directors in 1998, Executive General Manager of the International Division in Sao Paulo from 1998 to 2000, Deputy General Manager in the New York Branch in charge of the Trade Finance and Correspondent Banking Department from 1994 to 1998, Head of Staff of the International Division from 1993 to 1994 and Advisor, Head of Department and General Manager in the Trade Finance Area at the International Department Division – Head Office from 1989 to 1993.  Mr. Amaral also served as a representative in banking supervision for the Central Bank of Brazil from 1982 to 1988.

Gregory D. Testerman has served as Executive Vice President, Senior Managing Director, Treasury & Capital Markets of the Bank since 2007.  Mr. Testerman has served as a Director of Bladex Asset Management since 2006.  Mr. Testerman previously served as Senior Vice President and Treasurer of the Bank from 2005 to 2006.  Mr. Testerman served in various capacities with Banco Santander Central Hispano, S.A. from 1986 to 2003, including General Manager, Miami Agency, from 1999 to 2003, General Manager, Tokyo Branch and Country Manager in Japan from 1995 to 1999, Vice President, Head of Financial Control, Benelux and Asia Pacific, from 1991 to 1995, Second Vice President, Special Credit Valuation Assignment, London Branch, in 1991, Second Vice President, Treasury Operations Manager, Belgium, from 1989 to 1991, and Second Vice President, Management Reporting, Belgium, from 1986 to 1989.  Mr. Testerman began his career with The Chase Manhattan Bank, N.A. and served as Assistant Treasurer in Belgium in 1986, after completing his training at the bank’s headquarters in New York, from 1984 to 1986.

 Miguel Moreno has served as Executive Vice President, Chief Operating Officer since July 2007.  He previously served as Senior Vice President and Controller of the Bank since September 2001.  He was a Management Consulting Partner for PricewaterhouseCoopers LLP, Bogotá, Colombia, from 1988 to 2001, and served as Vice President of Information Technology and Operations for Banco de Crédito, Bogotá, Colombia, from 1987 to 1988.  Mr. Moreno served as Chief Executive Officer of TM Ingeniería, Bogotá, Colombia, from 1983 to 1987, and as Head of Industrial Engineering Department, Los Andes University, Colombia, from 1982 to 1984.  Mr. Moreno was employed by SENA, Colombia, as Chief of the Organization and Systems Office, from 1977 to 1981, and served as Advisor to the Minister for the Finance and Public Credit Ministry of Colombia, from 1976 to 1977.

Miguel A. Kerbes has served as Senior Vice President, Chief Risk Officer for the Bank since July 2002.  Mr. Kerbes previously served as Vice President, Risk Management from 2000 to 2002.  He served as the Risk Officer, Southern Cone Area for Banco Santander, with domicile in Chile, from 1995 to 2000, overseeing the Country Risk Managers for the area. From 1992 to 1995 he served with Bank of Boston, Chile as the Risk Director for credit and treasury risks and as Senior Risk Officer.  From 1989 to 1992, Mr. Kerbes participated in the start-up of ING Bank in Chile, continuing as its Risk Officer, with domicile in Chile. He had previously served with ING Bank in Uruguay and participated in the start-up of ING Bank in Argentina from 1982 to 1992.

Christopher Schech has served as Chief Financial Officer of the Bank since September 2009.  Previously, Mr. Schech served as Chief Financial Officer in the Region International division at Volvo Financial Services, part of AB Volvo Group based in Gothenburg, Sweden, covering operations in Latin America, Eastern Europe, Asia and Australia. Prior to that, Mr. Schech served in various capacities in Audit, Finance, and Business Development at General Electric Company (GE), from 1996 to 2008, including an assignment as Regional Manager, Financial Planning and Analysis at BAC Credomatic Network, a GE Capital Services joint venture based in Costa Rica, from 2005 to 2008. Mr. Schech’s background also includes serving in various positions in the Financial Services Audit Division at Coopers & Lybrand Deutsche Revision in Frankfurt, Germany, from 1990 to 1996.

Gustavo Díaz was appointed Senior Vice President Controller of the Bank in September 2009. Prior to joining the Bank, he served as Chief Audit Executive for Central American Bank for Economic Integration (CABEI) in Tegucigalpa, Honduras covering operations in Central America, from 2000 to 2009. Prior to that, he served as Director of Internal Audit and Chief Compliance Officer for Corporación Financiera del Valle (Corfivalle) in Colombia, from 1994 to 2000. Mr. Díaz was External Auditing Manager for KPMG Peat Marwick in Colombia and Chile, from 1985 to 1994 specializing in the financial industry. Mr. Díaz has CIA, CFSA, and CCSA certifications, granted by The Institute of Internal Auditors (IIA) and AML/CA certification granted by FIBA and FIU.

Manuel Mejía-Aoun has served as Chief Investment Officer of Bladex Asset Management since November 2005, and as a Director of Bladex Asset Management since 2008.  Mr. Mejía-Aoun has over 25 years of investment experience in emerging markets. Prior to joining the Bank, he was Chief Executive Officer of Maxblue, Deutsche Bank’s first personal financial consultancy business, focusing on high net worth investors in Latin America.  Prior to that he headed the Latin American Foreign Exchange and Local Money Markets Sales and Trading Group at Deutsche Bank.  In 1995, Mr. Mejía-Aoun served as Chief Emerging Markets Strategist at Merrill Lynch, covering fixed income securities in Latin America, Eastern Europe, Africa and Asia. From 1987 to 1995, he established and headed the Emerging Markets Trading Group at Merrill Lynch.

Compensation of Executive Officers and Directors

The Nomination and Compensation Committee has reviewed and discussed this “Compensation of Executive Officers and Directors” section with the Bank’s management, and based on this review and discussion, the Nomination and Compensation Committee has recommended to the Board that the following “Compensation of Executive Officers and Directors” be included in the Bank’s Proxy Statement for 2011.

Executive Officers Compensation

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2010, to the executive officers employed in the Bank’s Head Office as a group for services in all capacities was $2,294,295.  During the fiscal year ended December 31, 2010, the Bank accrued, and paid on February 28, 2011, performance-based bonuses to the Bank’s executive officers in the aggregate amount of $1,140,000.

In addition, the aggregate amount of salaries and revenue sharing earned by the executive and non-executive employees of Bladex Asset Management during the year ended December 31, 2010, as a group, for services in all capacities, was $3,720,839.48.

In February 2008, the Board approved the 2008 Stock Incentive Plan (the “2008 Plan”), which allows the Bank to grant restricted shares, restricted stock units, stock options and/or other similar compensation instruments to the directors, executive officers and other non-executive employees of the Bank.

On February 09, 2010, the Bank granted 65,390 restricted stock units and 271,081 stock options to executive officers of the Bank.  The Bank granted an additional of 36,106 restricted stock units and 149,696 stock options to other non-executive employees of the Bank.  These stock options have an exercise price of $13.52 and an expiration date of February 09, 2017.  The restricted stock units vest at a rate of 25% per year, measured from the award date, with vesting occurring on each anniversary of the award date.  The options vest at a rate of 25% per year, measured from the award date, with vesting occurring on each anniversary of the award date.  As of December 31, 2010, the compensation cost charged against the Bank’s 2010 income in connection with these restricted stock units and stock options was $272,082 and $272,100 respectively.  The total remaining compensation cost of $1,900,451 will be charged over a period of 3.11 years.

The Bank sponsors a defined contribution plan for its expatriate officers.  The Bank’s contributions are determined as a percentage of the eligible officer’s annual salary, with each officer contributing an additional amount withheld from his salary.  All contributions are administered by a trust through an independent third party.  During 2010, the Bank charged to salaries expense $117,273 with respect to the contribution plan.  As of December 31, 2010, the total amount set aside or accrued by the Bank in 2010 to provide pension, retirement or similar benefits for executive officers was approximately $307,257.

2010 Chief Executive Officer Compensation

The 2010 compensation of the Bank's Chief Executive Officer included a base salary of $300,000, a performance-based cash bonus of $150,000, a performance-based stock option and a restricted stock units grant with a value of $475,000, a retirement plan that included a contribution from the Bank of $24,602 during 2010, and other benefits amounting to $10,450.  In addition, the Chief Executive Officer has a contractual severance payment of $300,000 in the event of his termination without cause.

Board of Directors Compensation

Each non-employee director of the Bank receives an annual cash retainer of $40,000 for his or her services as a director and the Chairman of the Board receives an annual cash retainer in the amount of $85,000.  This annual retainer covers seven Board and/or shareholders’ meetings.  If the Board meets more than seven times, the Bank will pay each director an attendance fee of $1,500 for each additional Board and/or shareholders’ meeting.  The Chairman of the Board is eligible to receive an additional 50% for each such additional Board, shareholders or committee meeting attended.

The Chairman of the Audit and Compliance Committee receives an annual retainer of $20,000 and the Chairmen of the Assets and Liabilities Committee, Nomination and Compensation Committee, Credit Policy and Risk Assessment Committee, and Business Committee each receive an annual retainer of $15,000.  The non-Chairman members of the Audit Committee receive an annual retainer of $10,000 and the non-Chairman members of the Assets and Liabilities Committee, Nomination and Compensation Committee, Credit Policy and Risk Assessment Committee, and Business Committee, each receive an annual retainer of $7,500.  These annual retainers cover seven meetings of the Audit Committee and six meetings each of the Assets and Liabilities Committee, Nomination and Compensation Committee, Credit Policy and Risk Assessment Committee, and Business Committee.  When the Audit Committee has met more than seven times and the Assets and Liabilities Committee, Nomination and Compensation Committee, Credit Policy and Risk Assessment Committee, and Business Committee have each met more than six times, the Bank will pay an attendance fee of $1,000 for each additional committee meeting.  The Chairman of each committee of the Board is eligible to receive an additional 50% for each additional committee meeting attended.

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2010 to the directors of the Bank as a group for their services as directors was $742,450.

The aggregate number of shares of restricted shares awarded during the year ended December 31, 2010 to non-employee directors of the Bank as a group under the 2008 Plan was 38,115 class E shares, equal to $50,000 for each non-employee director of the Bank and $75,000 for the Chairman of the Board.  As of December 31, 2010, the total cost for these restricted shares amounted to $474,913  of which $44,474 was registered during 2010, and the remaining compensation cost of $430,439 for these restricted shares will be charged against income over a period of  4.53 years.

Beneficial Ownership

As of December 31, 2010, the Bank’s executive officers and directors as a group, owned an aggregate of 189,045 class E shares, which was approximately 0.68% of all issued and outstanding class E shares.

The following tables set forth information regarding the number of shares, stock options,  deferred equity units, and restricted stock units, owned by the Bank’s executive officers as of December 31, 2010.

Name and Position of Executive Officer	Number of Shares Beneficially Owned as of Dec. 31, 2010 (1)	Number of Shares that may be acquired within 60 days of Dec. 31, 2010 (2)	Stock Options (3)	Restricted Stock Units (2008 Stock Incentive Plan) (4)	Deferred Equity Units (5)
Jaime Rivera Chief Executive Officer	1,400	252,158	124,552	28,754	0
Rubens V. Amaral Jr. Executive Vice President Chief Commercial Officer	8,885	212,554	116,322	26,792	0
Gregory D. Testerman Executive Vice President Senior Managing Director Treasury and Capital Markets	10,463	156,490	117,744	27,116	0
Miguel Moreno Executive Vice President Chief Operating Officer	0	73,765	47,371	10,892	0
Miguel A. Kerbes Senior Vice President, Chief Risk Officer	0	62,328	27,002	6,207	621
Christopher Schech Senior Vice President, Chief Financial Officer	0	0	0	0	0
Gustavo Díaz Senior Vice President, Controller	0	0	0	0	0
Manuel Mejía-Aoun (6) Chief Investment Officer Bladex Asset Management	5,000	0	0	0	0
Total	25,748	757,295	432,991	99,761	621

(1)	Includes shares purchased by the executive or restricted stock units transferred to the executive.
(2)	Includes vested indexed and traditional stock options, as well as options and restricted stock units that will vest within 60 days of December 31, 2010.
(3)
Includes 203,313, 190,589, and 39,089 unvested stock options granted to executives officers on February 9, 2010, February 10, 2009, and February 12, 2008 respectively, under the 2008 Plan.  Also, an aggregate amount of 149,696; 154,062; and 30,230 stock options were granted to other non-executive employees under the 2008 Plan on February 9, 2010, February 10, 2009, and February 12, 2008 respectively; and an aggregate amount of 11,133 stock options were granted to other non-executive employees on February 13, 2007, under the 2006 Stock Option Plan.  The exercise price and expiration date of these stock options are as follows:  Grant of February 9, 2010, exercise price of $13.52 and expiration date of February 9, 2017; Grant of February 10, 2009, exercise price of $10.15 and expiration date of February 10, 2016; Grant of February 12, 2008, exercise price of $15.43 and expiration date of February 12, 2015;

(4)
Includes 49,044, 41,804, and 8,913 unvested restricted stock units granted to executive officers on February 9, 2010, February 10, 2009, and, February 12, 2008, respectively, under the 2008 Plan. Also, an aggregate amount of 36,106, 33,791, and 6,898 restricted stock units were granted to other non-executive officers under the 2008 Plan on February 9, 2010, February 10, 2009, and February 12, 2008 respectively.

(5)	Deferred Equity Units under the Bank's Deferred Compensation Plan.
(6)	The executive and non-executives of Bladex Asset Management are not eligible to receive grants under any of the equity compensation plans.

The following table sets forth information regarding ownership of the Bank’s shares by members of its Board, including restricted shares, and stock options, held as of December 31, 2010.

Name of Director	Number of Shares Beneficially Owned as of Dec. 31, 2010 (1)	Number of Shares that may be acquired within 60 days of Dec. 31, 2010 (2)	Stock Options (3)	Restricted Shares (4)
Guillermo Güémez García (5)	0	0	0	0
Esteban Alejandro Acerbo (6)	0	0	0	0
João Carlos de Nobrega Pecego (7)	0	0	0	0
Will C. Wood	18,485	8,079	0	10,246
Mario Covo	16,485	8,079	0	10,246
Herminio Blanco	36,010	8,079	0	10,246
William Dick Hayes	13,680	8,079	0	10,246
Maria da Graça França	13,635	0	0	10,119
Gonzalo Menéndez Duque	24,731	12,121	0	15,369
Total	123,026	44,437	0	66,472

(1)	Includes class E shares held under the 2003 Restricted Stock Plan and the 2008 Plan.
(2)	Includes vested indexed and traditional stock options that will vest within 60 days of December 31, 2010.
(3)	At present, all the stock options granted to directors have been vested.
(4)	Includes unvested restricted class E shares granted under the 2003 Restricted Stock Plan and the 2008 Plan.
(5)
16,485 class E shares corresponding to Mr. Güémez's entitlement under the 2003 Restricted Stock Plan and the 2008 Plan have been issued to his employer, Banco de Mexico.  In addition, an aggregate number of 2,119 stock options to which Mr. Güémez was entitled under the 2006 Stock Option Plan have been granted to Banco de Mexico.

(6)	4,012 class E shares corresponding to Mr. Acerbo’s entitlement under the 2008 Plan have been issued to his employer, Banco de la Nación Argentina.
(7)	4,012 class E shares corresponding to Mr. Pecego's entitlement under the 2008 Plan have been issued to his employer, Banco do Brasil.

For additional information regarding stock options granted to executive officers and directors, see Note 16 to the audited financial statements of the Bank for the fiscal year ended December 31, 2010.

Corporate Governance Practices

The Board has decided not to establish a corporate governance committee.  Given the importance that corporate governance has for the Bank, the Board decided to address all matters related to corporate governance at the Board level and the Audit and Compliance Committee is responsible for promoting continued improvement in the Bank’s corporate governance and verifying compliance with all applicable policies.

The Bank has included the information regarding its corporate governance practices necessary to comply with Section 303A of the NYSE’s Listed Company Manual/Corporate Governance Rules on its website at http://www.bladex.com.

Shareholders, employees of the Bank, and other interested parties may communicate directly with the Board by corresponding to the address below:

Board of Directors of Banco Latinoamericano de Comercio Exterior, S.A.
c/o Mr. Gonzalo Menéndez Duque
Director and Chairman of the Board of Directors
Calle 50 and Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama

In addition, the Bank has selected EthicsPoint, an on-line reporting system, to provide shareholders, employees of the Bank, and other interested parties with an alternative channel to report anonymously, any actual or possible violations of the Bank’s Code of Ethics, as well as other work-related situations or irregular or suspicious transactions, accounting matters, internal audit or accounting controls.  In order to file a report, a link is provided on the Bank’s website at http://www.bladex.com/Investors Center/Corporate Governance, under “Corporate Governance – Private Filing of Reports”.

Transactions with Related Persons

Certain directors of the Bank are executive officers of banks and/or other institutions located in Latin America, the Caribbean and elsewhere.  Some of these banks and/or other institutions own shares of the Bank’s common stock and have entered into loan transactions with the Bank in the ordinary course of business.  The terms and conditions of the loan transactions, including interest rates and collateral requirements, are substantially the same as the terms and conditions of comparable loan transactions entered into with other persons under similar market conditions.  As a matter of policy, directors of the Bank do not participate in the approval process for credit facilities extended to institutions in which they are executive officers or directors, nor do they participate with respect to decisions regarding country exposure limits in countries in which the institutions are domiciled.

AUDIT AND COMPLIANCE COMMITTEE REPORT

The Audit and Compliance Committee currently consists of four members of the Board, each of whom is independent of the Bank and its management, based upon the standard adopted by the Board, which incorporates the independence requirements under applicable laws, rules and regulations.  The members of the Audit and Compliance Committee have maintained independence through the year 2010.   The Board has adopted, and annually reviews, the Audit Committee Charter. The Charter specifies the scope of the Audit Committee’s responsibilities and how it carries out those responsibilities.

The Audit and Compliance Committee has reviewed and discussed the Bank’s December 31, 2010 audited financial statements, along with management’s assessment of the effectiveness of the internal control over financial reporting. The Bank’s management has represented to the Audit and Compliance Committee that the Bank’s consolidated financial statements were prepared in accordance with U.S. GAAP. Also, the Audit and Compliance Committee met with the independent registered public accounting firm and has discussed the results of the audit performed and evaluation of the internal control over financial reporting. The Audit and Compliance Committee also has discussed with Deloitte the matters that independent registered public accounting firms must communicate to audit committees under Public Company Accounting Oversight Board (“PCAOB”) rules.

The Audit and Compliance Committee also has received from Deloitte the written disclosures and the letter required by the PCAOB’s Ethics and Independence Rule 3526, Communication with Audit Committees Concerning Independence, and has discussed with Deloitte the independence of Deloitte from the Bank. The Audit Committee also has considered whether the provision of non-audit services to the Corporation is compatible with Deloitte’s independence.

Based on the review and discussions referred to above, the Audit and Compliance Committee recommended to the Board that the December 31, 2010 audited financial statements be included in the Bank’s Annual Report on Form 20-F for the year ended December 31, 2010.

Respectfully submitted,

Audit and Compliance Committee

Will C. Wood, Chairman
Gonzalo Menéndez Duque
Esteban Alejandro Acerbo
Maria da Graça França

SHAREHOLDERS PROPOSALS FOR 2012 ANNUAL MEETING

Any proposals that a shareholder wishes to have included in the Bank’s proxy statement for the 2012 annual meeting of shareholders, including, without limitation, any nomination of a director who the shareholder is entitled to elect, must be received by the Secretary of the Bank at Calle 50 and Aquilino de la Guardia, P.O. Box 0819-08730, Panama City, Republic of Panama, no later than January 13, 2012.  In the event the proposal includes a nomination for a directorship, it must include material background information relating to the nominee to allow the Nomination and Compensation Committee to evaluate the nominee.

OTHER MATTERS

If any other matters should properly come before the Annual Meeting, proxies solicited hereby will be voted with respect to such other matters in accordance with the best judgment of the persons voting the proxies.

By Order of the Board of Directors,

Ricardo Manuel Arango
Secretary

March 18, 2011

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

We encourage you to take advantage of Internet or telephone voting.
Both are available 24 hours a day, 7 days a week.

Internet and telephone voting is available through 11:59 PM Eastern Time the day prior to the shareholder meeting date.

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

INTERNET
http://www.proxyvoting.com/blx
Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site.

OR

TELEPHONE
1-866-540-5760
Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.

OR

MAIL

To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.

Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

94336

▼ FOLD AND DETACH HERE ▼

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" PROPOSALS 1, 2, 3 AND 4 AND FOR EVERY 1 YEAR ON PROPOSAL 5.

Please mark your votes as indicated in this example ☒

	FOR	WITHHOLD
3. **ELECTION OF ONE CLASS E DIRECTOR** (Proposal 3) Nominee: Mario Covo	☐	☐

	FOR	AGAINST	ABSTAIN
4. Proposal to approve the advisory (non-binding) resolution relating to executive compensation (Proposal 4)	☐	☐	☐

The Board recommends a vote for Shareholder approval every 1 year.

	1 year	2 years	3 years	Abstain
5. Executive Compensation Frequency Shareholder Vote (Proposal 5)	☐	☐	☐	☐

6. In the proxy holder's discretion with respect to any other matters which may properly come before the Annual Meeting of Shareholders or any adjournments thereof.

Mark Here for Address Change or Comments **SEE REVERSE** ☐

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature ____________________ Signature ____________________ Date ____________

You can now access your Banco Latinoamericano de Comercio Exterior, S.A. account online.

Access your Banco Latinoamericano de Comercio Exterior, S.A. account online via Investor ServiceDirect® (ISD).

BNY Mellon Shareowner Services, the transfer agent for Banco Latinoamericano de Comercio Exterior, S.A., now makes it easy and convenient to get current information on your shareholder account.

- View account status
- View certificate history
- View book-entry information
- View payment history for dividends
- Make address changes
- Obtain a duplicate 1099 tax form

Visit us on the web at http://www.bnymellon.com/shareowner/equityaccess
For Technical Assistance Call 1-877-978-7778 between 9am-7pm
Monday-Friday Eastern Time

Investor ServiceDirect®
Available 24 hours per day, 7 days per week
TOLL FREE NUMBER: 1-800-370-1163

Choose **MLink℠** for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to **Investor ServiceDirect®** at www.bnymellon.com/shareowner/equityaccess where step-by-step instructions will prompt you through enrollment.

▼ FOLD AND DETACH HERE ▼

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

PROXY

The undersigned, revoking all previous proxies, hereby appoints Joao Carlos de Nobrega Pecego, Gonzalo Menéndez Duque and William D. Hayes, or any one of them, with full power of substitution, as proxy holder in place of the undersigned person, to vote all shares of Banco Latinoamericano de Comercio Exterior, S.A. (hereinafter called the "Bank") which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Bank to be held at the Panama Marriott Hotel, Calle 52 and Ricardo Arias, Panama City, Republic of Panama, on April 20, 2011 at 10:00 a.m. (Panama time), and at any postponement or adjournment thereof.

Unless otherwise specified in the squares provided or as indicated below, the undersigned's vote will be cast FOR proposals (1), (2), (3) and (4) and for every 1 year on proposal (5) and in the proxy holder's discretion with respect to any other matters which may properly come before the Annual Meeting of Shareholders or any adjournments thereof.

Address Change/Comments (Mark the corresponding box on the reverse side)

BNY MELLON SHAREOWNER SERVICES
P.O. BOX 3550
SOUTH HACKENSACK, NJ 07606-9250

(Continued and to be marked, dated and signed, on the other side)

94336